Exhibit 12

SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	2004	2005	2006	2007	2008

GROSS G&A	29,972	42,142	62,876	73,453	86,212
NET G&A	14,357	18,866	27,634	34,182	38,673
INTEREST EXPENSE, NET	27,643	24,873	23,582	28,082	31,079
RENTAL & LEASE EXPENSE	2,101	2,529	2,567	2,952	2,947
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME
TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	86,083	156,129	248,308	244,556	(412,758)
CAPITALIZED INTEREST	6,490	7,199	9,211	9,545	8,037

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	47.90%	44.77%	43.95%	46.54%	44.86%
NON-CAPITAL RENT EXPENSE	1,006	1,132	1,128	1,374	1,322
1/3 NON-CAPITAL RENT EXPENSE	335	377	376	458	441
FIXED CHARGES	34,468	32,449	33,169	38,085	39,557
EARNINGS	114,061	181,379	272,266	273,096	(381,238)

RATIO OF EARNINGS TO FIXED CHARGES	3.31	5.59	8.21	7.17	---

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the $754.3 million non-cash charge incurred in the fourth quarter of 2008 caused by a write-down in the carrying value of oil and gas properties, 2008 earnings were insufficient by $420.8 million to cover fixed charges in this period. If the $754.3 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 9.43 for 2008.